UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.)

INSPIREMD, INC.
(Name of Issuer) COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities) 45779A 200
(CUSIP Number) Ofir Paz c/o InspireMD, Inc. 3 Menorat Hamor St. Tel Aviv, Israel 67448
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications) April 5, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. – 45779A 200
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ofir Paz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,263,752
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 10,263,752
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,263,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of InspireMD, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3 Menorat Hamor Street, Tel Aviv, Israel 67448.

Item 2.  Identity and Background.

(a)  This Schedule 13D is filed by Ofir Paz (the “Reporting Person”).

(b)  The Reporting Person’s business address is c/o InspireMD, Inc., 3 Menorat Hamor Street, Tel Aviv, Israel 67448.

(c)  The Reporting Person’s principal occupation is serving as the Chief Executive Officer and a Director of the Issuer, which is located at 3 Menorat Hamor Street, Tel Aviv, Israel 67448.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Israel.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 29, 2010, the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among the Issuer and InspireMD Ltd., a company incorporated under the laws of the State of Israel (“InspireMD”). Subsequent to the date of execution of the Exchange Agreement, shareholders of InspireMD holding 91.7% of InspireMD’s issued and outstanding ordinary shares, including the Reporting Person, executed a joinder to the Exchange Agreement and became parties thereto (the “InspireMD Shareholders”). Pursuant to the Exchange Agreement, on March 31, 2011, the InspireMD Shareholders transferred all of their ordinary shares in InspireMD to the Issuer in exchange for 46,471,907 newly issued shares of Common Stock (such transaction is referred to herein as the “Share Exchange”).

Immediately prior to the Share Exchange, the Reporting Person owned 1,264,620 ordinary shares of InspireMD Ltd., which were exchanged for 10,263,752 shares of Common Stock in the Share Exchange.

Item 4.  Purpose of Transaction.

The shares of Common Stock acquired by the Reporting Person were acquired for investment purposes. The Reporting Person presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs  (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) As of April 14, 2011, the Reporting Person may be deemed the beneficial owner of 10,263,752 shares of the Issuer’s Common Stock.

(b) The Reporting Person has the sole power to vote or to direct to vote and to dispose or to direct the disposition of 10,263,752 shares of Common Stock.

(c) During the past 60 days the Reporting Person affected no transactions in the Common Stock other than as set forth in this Schedule 13D.

(d) No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 10,263,752 shares of Common Stock that are directly held by the Reporting Person.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

The following are filed as exhibits hereto:

Exhibit	Description of Exhibit
2.1
Share Exchange Agreement, dated as of December 29, 2010, by and among InspireMD Ltd., Saguaro Resources, Inc., and the Shareholders of InspireMD Ltd. that are signatory thereto (incorporated by reference to Exhibit 10.1 to Saguaro Resources, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2011)

2.2
Amendment to Share Exchange Agreement, dated February 24, 2011 (incorporated by reference to Exhibit 2.2 to Saguaro Resources, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2011)

2.3
Second Amendment to Share Exchange Agreement, dated March 25, 2011 (incorporated by reference to Exhibit 2.2 to Saguaro Resources, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2011)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: April 14, 2011

/s/ Ofir Paz
Ofir Paz

EXHIBITS

Exhibit	Description of Exhibit
2.1
Share Exchange Agreement, dated as of December 29, 2010, by and among InspireMD Ltd., Saguaro Resources, Inc., and the Shareholders of InspireMD Ltd. that are signatory thereto (incorporated by reference to Exhibit 10.1 to Saguaro Resources, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2011)

2.2
Amendment to Share Exchange Agreement, dated February 24, 2011 (incorporated by reference to Exhibit 2.2 to Saguaro Resources, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2011)

2.3
Second Amendment to Share Exchange Agreement, dated March 25, 2011 (incorporated by reference to Exhibit 2.2 to Saguaro Resources, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2011)